Via Facsimile and U.S. Mail
Mail Stop 6010

August 25, 2006

Mr. Moshe Reuveni
President and Chief Executive Officer
Healthcare Technologies Ltd.
Beit Amaragd, 32 Shaham Street
Kiryat Matalon, Petach Tikva   49170
Israel

Re: Healthcare Technologies Ltd.
Form 20-F for Fiscal Year Ended December 31, 2005
Filed on June 29, 2006
File No. 000-17788

Dear Mr. Reuveni:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, Savyon Diagnostics Ltd.

1. The inclusion of the audited financial statements for Savyon Diagnostics Ltd. for one year only does not appear to be in compliance with Rule 3-09 of Regulation S-X. Rule 3-09 states that the financial statements requirements for significant unconsolidated subsidiaries or 50%-or-less-owned entities are the same as those required for a registrant and should meet the form and content requirements of Regulation S-X. Two years of balance sheets and three years of income statements, cash flow statements, and statements of changes in shareholders' equity should be included in the filing. For fiscal years where either the first or

third condition of Rule 1-02(w) of Regulation S-X substituting 20 percent for 10 percent are not met may, however, be unaudited. Please tell us how your filing complies with Rule 3-09 requirements.

2. Please explain to us why Savyon's "net sales" and "gross profit" for 2004 as shown in the Note 2.f. of your 2005 Form 20-F differs from the amounts shown in your 2004 Form 20-F.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, at (202) 551-3656, or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant